

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2012

<u>Via E-mail</u>
Mr. Norman E. Johnson
Chief Executive Officer and Director
CLARCOR Inc.
840 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067

      Re: **CLARCOR Inc.**
               Form 10-K for the year ended November 27, 2010
               Filed January 21, 2011
               File No. 001-11024

Dear Mr. Johnson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ David R. Humphrey

               David R. Humphrey
               Accounting Branch Chief